Attachment to 77E NSAR - NRM Investment Company
                                 April 29, 2005

                            PENDING LEGAL PROCEEDINGS

      The United States Environmental Protection Agency ("EPA") identified the Company as one of several potentially responsible persons ("PRP") in respect to environmental harm to a farm denoted as "Boarhead" located in Upper Black Eddy, Bucks County, Pennsylvania. That matter as explained in the following paragraphs has progressed, is ongoing, unresolved and material.

      In November 1998 EPA, after naming the PRP's, issued a Record of Decision ("ROD") relative to estimated future cleanup costs, Those together with EPA's remedial costs already incurred totaled approximately $26,000,000. Responsibility for paying these incurred and potential costs (before considering cost allocation among responsible persons) depended upon evidence linking generators to the site.

      At the outset of the discovery, identifying publicly and the analysis of linking evidence then available, the Company committed to participate in a first cleanup phase relative to groundwater, known as operable unit one ("OU 1"). A condition of the participation was that expenses so incurred would be subject to reallocation after all available linking evidence was found and analyzed. Since the evidence linking the Company to the site and produced after it joined OU 1 was, in counsel's view, weak, and since the Company's waste product did not involve drummed waste, the Company declined to participate in drum removal, related soil cleanup ("OU 2") and past EPA costs.

      To date there are seven entities sharing costs in the OU 1 defense group ("the OU 1 Group") of which the Company is one. The Company's contracted share is one third of a one-fifth share. (The Company and two others of the seven owned an alleged waste generator in Malvern Pennsylvania at different times and together are considered one member.) The Company has reserved $120,000 as its estimate to pay its share of OU 1 yearly operation and maintenance and EPA oversight costs. (The estimated cost for each of the next three years is approximately $40,000.)

      Some members of the OU 1 Group participated in the OU 2 work and paid EPA past costs (the "OU 2 Group.") To recover OU 1 and OU 2 costs and amounts reimbursed to the EPA, all allegedly in excess of their ratable liability, members of

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the OU 2 Group, acting as a unit, on June 18, 2002 began a cost recovery suit in the District Court for the Eastern District of Pennsylvania under the caption Boarhead Farm Agreement Group v. Advanced Environmental Technology Corporation et al., No. 02-cv-3830. The group advances three categories of claims: the first is funding for soil aeration and treatment of VOC hot spots (OU 1) and the second, excavation and off-site disposal of buried drums (OU 2). The estimated, combined cost for these is approximately $3,000,000. The third is reimbursement of the past costs to EPA. They were negotiated down from $13,000,000 to $7,000,000.

      Unlike the OU 1 contract claims in which the Company has a one-fifteenth share, in the current litigation the Company is one of some nine non-settling defendants. The discovery aspect of the litigation has produced some linkage evidence respecting virtually all of the defendants. The weight of the evidence has not been determined. Of the amounts the Company already paid or will pay because of its OU 1 contract commitment, it will seek contribution or reimbursement from the other defendants. In respect to the OU 2 work and EPA reimbursement costs, the OU 2 Group will seek contribution from the Company and the other defendants. The other defendants will attempt to deflect responsibility to the Company and the Company will do the same regarding the other defendants. Ultimately there will be an allocation of responsibility under court supervision, a process that may take an additional year or longer. The allocation will be based upon many factors of which we have, at present incomplete information. It will ultimately resolve contracted and contribution claim costs.

      The Company has a separate claim against the corporate successor to the NRM business, Worthington Industries. There is credible precedence in regard to this indemnity claim. During or following the principal litigation, it will pursue this claim vigorously.

      Because of the numerous and uncertain variables underlying liability, the Company, except for the $120,000 OU 1 reserve mentioned above, has been unable to create a reserve for its share of this work, and the Company's net asset value does not reflect this potential liability.